Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252851

Supplement to Athene® Amplify 2.0
Single Purchase Payment Index-Linked Deferred Annuity Contract
Supplement dated January 5, 2022
to Prospectus dated December 20, 2021

This prospectus supplement updates and supplements the information contained in the prospectus dated December 20, 2021 (as supplemented from time to time, the “Prospectus”), which forms a part of the Registration Statement on Form S-1, as amended (Registration No. 333-252851), of Athene Annuity and Life Company (the “Company”, “we” or “us”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information set forth below.
The Prospectus and this prospectus supplement relate to the issuance by us of interests in the Athene® Amplify 2.0 Single Purchase Payment Index-Linked Deferred Annuity Contract.
This prospectus supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Except as set forth below, the Prospectus remains unchanged.
Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.
16. Information about the Company — Information on the Company’s Business and Property — Overview
The first paragraph of “— Information on the Company’s Business and Property — Overview” in the Prospectus is amended to read in its entirety as follows:
The Company, an Iowa stock life insurance company, has its home office address and principal executive office address at 7700 Mills Civic Parkway, West Des Moines, Iowa 50266. The Company was founded in 1896 as Central Life Assurance Company and is licensed to conduct life insurance business in the District of Columbia, Puerto Rico and all states except New York. Effective October 2, 2013, Athene acquired 100% of the issued and outstanding capital stock of Athene USA Corporation (“AUSA,” formerly known as Aviva USA Corporation), an Iowa corporation, and thereby acquired control of certain of AUSA’s insurance company subsidiaries, including, but not limited to, the Company. Currently, the Company is a direct, wholly-owned subsidiary of Athene Annuity & Life Assurance Company (“AADE”), which in turn is an indirect, wholly-owned subsidiary of Athene. On January 1, 2022, Athene became a wholly owned subsidiary of Apollo Global Management Inc. (f/k/a New HoldCo, as defined below). See “— Transactions with Related

Persons, Promoters and Certain Control Persons — Relationships and Related Party Transactions Involving Apollo or its Affiliates — Merger Agreement”.
16. Information about the Company — Legal Proceedings
Dispute Regarding COLI Investment
On December 27, 2021, the parties agreed in principle to a settlement, pursuant to which the Company will be able to surrender the policies at any time and receive proceeds within six months. It is expected that the settlement will result in an asset impairment totaling $53.9 million, which, when combined with the tax effects of a penalty free surrender, will not exceed 9% of total capital and surplus.
16. Information about the Company — Transactions with Related Persons, Promoters and Certain Control Persons — Relationships and Related Party Transactions Involving Apollo or its Affiliates
The first paragraph of — Transactions with Related Persons, Promoters and Certain Control Persons — Relationships and Related Party Transactions Involving Apollo or its Affiliates” in the Prospectus is amended to read in its entirety as follows:
Athene and its subsidiaries including the Company have a strategic relationship with Apollo, which serves as the Company’s investment manager. Historically, members of the Apollo Group (defined below) were significant owners of Athene’s common shares and prior to the merger discussed below controlled approximately 35% of the aggregate voting power of Athene’s equity securities. James R. Belardi was the Company’s Chief Executive Officer and a member of its board of directors before resigning from these positions effective December 7, 2018. During his tenure as Chief Executive Officer and member of the Company’s board of directors, Mr. Belardi also served as Chief Executive Officer, Chief Investment Officer and member of the board of directors of ISG. In addition, Mr. Belardi owns a 5% profits interest in ISG and in connection with that receives distributions in respect of ISG and sub-allocation fees earned by Apollo. On March 8, 2021, Athene and AGM agreed to effect an all-stock merger transaction to combine their respective businesses, subject to the terms and conditions of the Agreement and Plan of Merger among Athene, AGM and the other parties thereto (the “Merger Agreement”). On January 1, 2022, Athene and AGM completed the merger transactions contemplated under the Merger Agreement. For more information, please see “— Merger Agreement” below.
Merger Agreement
The disclosure under “Merger Agreement” under “— Transactions with Related Persons, Promoters and Certain Control Persons — Relationships and Related Party Transactions Involving Apollo or its Affiliates” in the Prospectus is amended to read in its entirety as follows:
On March 8, 2021, Athene entered into the Merger Agreement, by and among Athene, AGM and certain newly created companies established to effect the merger contemplated by the

Merger Agreement. Pursuant to the Merger Agreement, Athene and AGM agreed to effect an all-stock merger transaction to combine their respective businesses, with each of AGM and Athene surviving as direct wholly owned subsidiaries of a new holding company, which as of the effective time of the merger was renamed Apollo Global Management, Inc. (“New Holdco”).
On January 1, 2022 (“Merger Effective Date”), Apollo Asset Management, Inc., formerly known as AGM (“AAM”), and Athene completed the merger transactions pursuant to the Merger Agreement. Effective as of 1:01 a.m. Eastern Time on the Merger Effective Date, AAM and AHL became direct wholly owned subsidiaries of New Holdco, and New Holdco was renamed Apollo Global Management, Inc.
Termination of IMAs with ISG
The first paragraph under “Termination of IMAs with ISG” under — Transactions with Related Persons, Promoters and Certain Control Persons — Relationships and Related Party Transactions Involving Apollo or its Affiliates” in the Prospectus is amended to read in its entirety as follows:
The IMA has no stated term and may be terminated by either ISG or the Company, upon notice at any time. Effective upon the consummation of the Merger, Athene’s Bye-laws were amended such that the provisions thereunder previously restricting Athene’s ability to terminate any IMA among Athene or any of its subsidiaries, on the one hand, and ISG, on the other hand, apply only to IMAs covering assets backing reserves and surplus in ACRA, whether from internal reinsurance, third party reinsurance, or inorganic transactions. As a result, such provisions no longer apply to the Company’s IMA with ISG.
Related Party Transaction Policy
The fourth paragraph under “Related Party Transactions Policy” under “— Transactions with Related Persons, Promoters and Certain Control Persons — Relationships and Related Party Transactions Involving Apollo or its Affiliates” in the Prospectus is amended in its entirety as follows:
All Apollo Conflicts must be approved by the conflicts committee of Athene’s board of directors unless such conflict is:
•specifically exempted from approval in accordance with such Conflict Committee’s charter and guidelines as they may be amended from time to time;
•fair and reasonable, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable to Athene or any of its subsidiaries); or
•entered into on an arms-length basis.

The sixth paragraph in the same section is amended in its entirety as follows:
For operational and administrative ease, certain transactions that fall within the definition of an Apollo Conflict but do not pose a material risk to Athene or its subsidiaries need not be approved by the conflicts committee. As described below, these exceptions include specific thresholds under which Athene may engage Apollo or its affiliates in an investment management or advisory (or sub-management or sub-advisory) capacity without prior conflicts committee review or approval. The following transactions, among others, are expressly excluded from the definition of Apollo Conflict and do not require the consent or review of the conflicts committee:
1.(i) entering into new IMAs or MSAAs with members of the Apollo Group as long as the payment of additional total fees under such new IMA or MSAA satisfies the requirements of (12) below or (ii) amendments to the agreements described in (i) above for the purpose of adding a subsidiary of Athene thereto;
2.the provision of any insurance related products by or to Athene or any of its subsidiaries to or by the Apollo Group; provided that the provision of such products is an ordinary course transaction entered into on an arms-length basis on terms no less favorable to Athene or its subsidiaries than could be contemporaneously obtained from or provided to an unaffiliated party;
3.any transactions, rights or agreements between Athene or any of its subsidiaries and any portfolio company of the Apollo Group that pertain to the ordinary course business of such portfolio company; provided, that any such transactions, rights or agreements (taken as a whole) are no less favorable to Athene or the applicable subsidiary than could be obtained from or provided to an unaffiliated party;
4.an investment by Athene or any subsidiary thereof in (i) an Apollo-sponsored vehicle or (ii) a person or entity that does not constitute an Apollo-sponsored vehicle, but in connection with which a member of the Apollo Group is entitled to receive a benefit such as via equity ownership, a fee or other compensation; provided, that such investment provides Athene or its subsidiary, as applicable, with the same or better terms or a most favored nations clause (in all cases, taken as a whole with respect to such Apollo-sponsored vehicle or other investee, as applicable, and without consideration of any Designated Terms (as defined below)) as those applicable to other investors (excluding Designated Investors (as defined below)) in the same Apollo-sponsored vehicle or other investee, as applicable, who invested an amount in such vehicle equal to or less than that invested by Athene and its subsidiaries; and provided, further, that such investment represents no more than 80% of the outstanding or expected equity interests of such Apollo-sponsored vehicle or other investee (based on prior record related to the strategy), as applicable. Designed Investor and Designated Terms shall have the meanings set forth for such terms or other similar terms in any customary side letter entered into by the applicable Apollo Group advisor or manager, Apollo-sponsored vehicle or other Apollo Group entity, on the one hand, and investors, other than Athene or a subsidiary thereof, who have invested in the same Apollo-sponsored vehicle or other investee, or entered into an investment management, sub-advisory or similar agreement with the Apollo Group for the same asset class, on the other hand;
5.a transaction that has been approved by a majority of Athene’s disinterested directors, provided that the disinterested directors are notified that such transaction would otherwise constitute an Apollo Conflict prior to such approval;
6.material amendments to contracts or transactions previously approved by the conflicts committee or a majority of Athene’s disinterested directors, or which are not required to be approved by either, so long as, in each case, such amendments either (i) are not materially adverse to Athene or any of its subsidiaries, or (ii) would not cause the relevant contract or transaction to require approval by the conflicts committee or a majority of Athene’s disinterested directors under Athene’s Bye-laws after giving effect to the relevant amendment;
7.the entry into any IMA with the Apollo Group or amending an MSAA currently in effect (or entering into a new MSAA), so long as (i) such agreement is on terms in the aggregate (including expense reimbursement and indemnities) no less favorable to Athene than customary market terms (excluding the fees charged under the IMA); and (ii) either (a) the rates on assets under management (“AUM”) under such agreement (including any carried interest or similar profit allocation, but, for the avoidance of doubt, excluding the fees charged under the IMA) do not exceed 60 basis points per annum for non-alternative assets; (b) the rates on AUM under such agreement (including any carried interest or similar profit allocation, but, for the avoidance of doubt, excluding the fees charged under the IMA) do not exceed 100 basis points per annum for alternative assets; or (c) such agreement provides Athene or its subsidiary, as applicable, with the same or better terms or a most favored nations clause (in all cases, taken as a whole with respect to such agreement and without consideration of any Designated Terms) with respect to other investors (excluding Designated Investors) who have entered into an investment management agreement or sub-advisory or similar agreement with the Apollo Group for the same asset class and whose AUM with respect to such agreement and asset class are all equal or less than those subject to the agreement between Athene and the Apollo Group with respect to such asset class;
8.allocations of costs or expenses between Athene or any of its subsidiaries and the Apollo Group not in excess of 10 basis points per annum, calculated on the gross invested assets of Athene and its subsidiaries (including Athene Co-Invest Reinsurance Affiliate Holding Ltd. (“ACRA HoldCo”) and its subsidiaries and accounts supporting reinsurance agreements for which Athene or a subsidiary thereof acts as reinsurer as of the effective date of such allocation) (provided that any such allocation of costs or expenses may not be used to pay investment management fees), including any cost-sharing, shared services or similar agreement with any member of the Apollo Group (and amendments or modifications to any such agreements currently in effect) so long as the allocations of costs and expenses between Athene and the Apollo Group on an annual basis do not exceed such amount;
9.one or more investments by Athene or any subsidiary thereof in (a) an Apollo-sponsored vehicle or (b) any person or entity that does not constitute an Apollo-sponsored vehicle, but in connection with which a member of the Apollo Group is entitled to receive a benefit such as via equity ownership, a fee or other compensation, in each case, including any upsize, renewal or extension of an existing investment, up to and including an amount equal to 1% of the gross invested assets of Athene and its subsidiaries (including ACRA HoldCo and its subsidiaries and accounts supporting reinsurance agreements for which Athene or a subsidiary thereof acts as reinsurer as of the effective date of such investment) per investment (or series of related investments), provided that (i) any such investment is on terms, including with respect to fees, which are in the aggregate no less favorable to Athene or a subsidiary thereof than terms a similarly situated but unaffiliated person would receive in an arm’s length transaction, (ii) the (a) management fees earned by the Apollo Group shall not exceed 2% of assets or commitment, as applicable, and (b) carried interest or performance fees earned by the Apollo Group for any such investment shall not exceed 20% of the profits, and (iii) any special fees or other fees earned by any member of the Apollo Group in connection with any such investment shall offset management fees (to the extent of management fees) or if such fees do not offset management fees, they shall be arm’s length or approved by the Apollo-sponsored vehicle’s or such other investee's limited partner advisory board;
10.any other class of transactions, rights, fees or agreements (i) approved by (a) the ACRA conflicts committee in accordance with such committee’s charter and procedures in effect on such date, (b) any committee of independent or disinterested directors or managers of Athene or its subsidiaries, as applicable, or any side car, joint venture or investment entity in which Athene or its subsidiary, as applicable, maintains investments or (c) any other committee of independent or disinterested members of Athene’s board of directors, or (ii) determined by approval of the conflicts committee to not (x) constitute an Apollo Conflict a related party transaction incidental or ancillary thereto, or any other related party transaction relating to or involving, directly or indirectly, Apollo or any member of the Apollo Group, or (y) require approval of Athene’s conflicts committee; provided that any approval set forth in clause (i) will be disregarded to the extent that the applicable approving body has a material adverse interest to Athene in the applicable transaction being approved;
11.any placement agent, underwriter or other agreement with a broker-dealer that is a member of the Apollo Group, so long as (i) such agreement is on terms in the aggregate (including expense reimbursement and indemnities) no less favorable to Athene than customary market terms (excluding the fee rates and/or fees charged thereunder), including the terms of similar agreements with any unaffiliated broker-dealers providing similar services in connection with the same or a similar transaction, and (ii) the fee rate and/or fees payable to such broker-dealer are in the aggregate no less favorable to the Company than the fee rate and/or fees a similarly situated but unaffiliated broker-dealer would charge in a similar transaction negotiated on an arm’s -length transaction, including the fee rate or fees payable to any unaffiliated broker-dealers providing similar services in connection with the same or a similar transaction;
12.any increase in the fee rates on AUM charged to Athene, any of its subsidiaries or any funds withheld accounts or modified coinsurance accounts established by reinsurance counterparties of Athene or its subsidiaries for the purpose of maintaining assets supporting business ceded or retroceded to any such entity, in each case by a member of the Apollo Group with respect to investment management, investment advisory or related services (whether under the IMA or any other investment management agreement, any MSAA or otherwise) as long as such increase would not cause the aggregate blended fee rate on AUM charged to the Company and its Subsidiaries and such funds withheld accounts and modified coinsurance accounts to increase over any one-year period by more than the greater of (x) 5% and (y) the then-current Consumer Price Index for All Urban Consumers
13.any investment by Athene or any of its subsidiaries in any new side car, joint venture or other investment entity alongside a member of the Apollo Group; provided, that such investment provides Athene or its subsidiary, as applicable, with terms that are in the aggregate no less favorable to such entity than those that apply to Athene’s existing investment in ACRA HoldCo, as well as any agreement entered into with any member of the Apollo Group in connection with such investment so long as the terms thereof are in the aggregate no less favorable to Athene than the terms of similar agreements entered into in connection with Athene’s existing investment in ACRA HoldCo; and
14.any (i) payment by Athene of dividends or other distributions to its shareholders or (ii) receipt of capital contributions by Athene from its shareholders, in each case, as long as such payments or capital contributions (as applicable) are made in compliance with all applicable regulatory requirements.